BD

U.S. Secu ommission

02021349 49

RECEIVED FEB 28 2002

| | Facing Page | |
|---|---|---|
| **Annual Audited Report Form X-17A-5—Part III** | **Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder** | **SEC File No. 8-34901** |

**Report for the Period Beginning** January 1, 2001 (MM/DD/YY) **and Ending** December 31, 2001 (MM/DD/YY)

**Name of Broker-Dealer:**
NatCity Insurance Services, Inc.

**Official Use Only**
016989
Firm ID No.

**Address of Principal Place of Business:**
**(Do not use P.O. Box No.)**

1965 East Sixth Street
**(No. and Street)**

| Cleveland | Ohio | 44114 |
|---|---|---|
| **(City)** | **(State)** | **(Zip Code)** |

**Name and Telephone Number of Person to Contact in Regard to This Report**

John P. Beer (216) 222-3316
**(Area Code—Telephone Number)**

**Accountant Identification**

**Independent Public Accountant** whose opinion is contained in this Report*

**(Name—if individual, state last, first, middle name)**

Ernst & Young LLP

| 1300 Huntington Building<br>925 Euclid Avenue | Cleveland | Ohio | 44115 |
|---|---|---|---|
| **(Address) Number and Street** | **City** | **State** | **(Zip Code)** |

***Check One:***
✓ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

***For Official Use Only***

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

0111-0249065

3/12/02

# Oath or Affirmation

I, ***John P. Beer***, swear (or affirm) that to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of ***NatCity Insurance Services, Inc.*** as of ***December 31, 2001*** is true and correct.

**Signature**

Secretary & Treasurer
**Title**

**Notary Public**
D. HALL CARRUTHERS
Notary Public, State of Ohio
My Commission Expires Dec. 3, 2002
(Recorded in Lorain County)

This report** contains (check all applicable boxes):

✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
___ (c) Statement of Operations.
___ (d) Statement of Cash Flows.
___ (e) Statement of Changes in Stockholder's Equity.
___ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
___ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___ (k) A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
___ (m) A copy of the SIPC Supplemental Report.
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Ernst & Young

Ernst & Young LLP
Suite 1300
925 Euclid Ave.
Cleveland, Ohio 44115-1476

Phone: (216) 861-5000
www.ey.com

# Independent Auditor's Report

The Board of Directors
NatCity Insurance Services, Inc.

We have audited the accompanying statement of financial condition of NatCity Insurance Services, Inc. (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 30, 2002

NatCity Insurance Services, Inc.

Statement of Financial Condition

December 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash | $ 449,799 |
| Investments in money market funds | 3,929,381 |
| Receivable from employees and affiliated companies | 323,927 |
| Other receivables | 812,818 |
| Prepaid expenses and other assets | 3,300 |
| Total assets | $ 5,519,225 |
| | |
| **Liabilities and stockholder's equity** | |
| Accrued compensation | $ 357,883 |
| Accounts payable and other accrued expenses | 756,954 |
| Total liabilities | 1,114,837 |
| | |
| Stockholder's equity: | |
| Common stock, $1.00 par value. Authorized 50,000 shares; issued and outstanding 674 shares | 674 |
| Additional paid-in-capital | 2,599,326 |
| Retained earnings | 1,804,388 |
| Total stockholder's equity | 4,404,388 |
| Total liabilities and stockholder's equity | $ 5,519,225 |

*See accompanying notes to statements of financial condition.*

## 1. Organization and Significant Accounting Policies

NatCity Insurance Services, Inc. (the Company), is a wholly owned subsidiary of National City Bank of Michigan which is wholly owned by National City Corporation (the Corporation). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The Company is a licensed insurance agency under the Michigan Insurance Bureau and is a nonresident agency in Illinois, Indiana, Ohio, Pennsylvania, and Kentucky.

The Company's primary business activity is the sale of annuities and insurance related products to retail customers. Substantially all of the Company's customers are located in Illinois, Indiana, Ohio, Pennsylvania, Kentucky, and Michigan.

## 2. Summary of Significant Accounting Policies

### Securities Valuation

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

### Financial Instruments

Under Statement of Financial Accounting Standard No. 107, *Disclosures about Fair Value of Financial Instruments*, the Company considers cash, investments in money market funds, and payables as financial instruments. The amounts recorded in the statement of financial condition approximate the fair value of the financial instruments.

## 2. Summary of Significant Accounting Policies (continued)

### Uses of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

## 3. Related Party Transactions

Cash balances with affiliate organizations at December 31, 2001 were $449,799. Investments in money market funds at December 31, 2001 for which an affiliate organization was the fund advisor were $ 3,929,381

## 4. Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Corporation. The Corporation's policy is to allocate income taxes to its subsidiaries on a separate return basis, which includes any net operating income or losses or alternative minimum taxes, subject to recognition of such items on a consolidated basis.

Deferred tax assets were $363,000 as of December 31, 2001 and result primarily from employee benefits deductions.

## 5. Net Capital Requirements

The company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Securities and Exchange Commission requirements also provide that equity Capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of $3,185,755 which was $2,935,755 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was approximately .35 to 1.

## 6. Withdrawal of License

As of the close of business December 31, 2001, the Company withdrew its license as a registered broker and dealer in securities with the NASD. The relevant securities licenses of the registered representatives of the Company have been transferred to NatCity Investments, Inc., a registered broker and dealer in securities that is a subsidiary of the Corporation. The Company remains a licensed insurance agency as described in Note 1 and will continue sales of insurance-related products that are not required to be transacted by a registered broker and dealer in securities.